

October 8, 2013

<u>Via Email</u>
David Wolfin
President and Chief Executive Officer
Avino Silver & Gold Mines Ltd.
570 Granville Street, Suite 900
Vancouver, British Columbia
V6C 3P1, Canada

> **Re:** **Avino Silver & Gold Mines Ltd.**
> **Registration Statement on Form F-3**
> **Filed September 17, 2013**
> **File No. 333-191214**

Dear Mr. Wolfin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your disclosure on page 10 that your indenture agreement, if any, will not be qualified with the SEC. Please revise to clarify how you intend to issue the debt securities at a future date. If applicable, please explain the situations in which you do not intend to provide an indenture. Also, if applicable, please explain situations in which an indenture would be provided but not qualified with the SEC.

2. Please confirm that you will furnish the indenture for your debt securities with a Form 6-K or in an amended registration statement if you are relying upon the 304(a)(9) exemption under Trust Indenture Act. Also, if you intend to rely upon the exemption,

please confirm that the indenture will be provided before making any offers of the debt securities.

Risk Factors, page 9

3.   Given the status of your properties, it would be appropriate to include risk factors that address the risks commonly associated with operating mines with only resource estimates based on a Preliminary Economic Assessment (PEA) or scoping study and not with reserves as defined by a Pre-feasibility study or Bankable Feasibility Study as is more common in the mining industry. Please amend your filing and address the risks associated with the following points:

*   The limited amount of drilling completed to date.

*   The process testing is limited to small pilot plants and bench scale testing.

*   The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.

*   The preliminary nature of the mine plans and processing concepts.

*   The resulting preliminary operating/capital cost estimates and possible variances associated with construction, commissioning, and operation these proposed facilities.

*   Metallurgical flow sheets and recoveries are in development.

*   The history of Preliminary Economic assessments and Pre-feasibility studies typically underestimating capital and operating costs.

4.   We note you have placed your mineral project into production without first establishing mineral reserves supported by a technical report and completing a feasibility study. Historically, such projects have a much higher risk of economic or technical failure. Please add a risk factor to your filing stating you are not basing your production decision on a pre-feasibility or feasibility study of mineral reserves, which demonstrate your economic and technical viability. In addition, please provide adequate disclosure of the increased uncertainty, with specific economic and technical risks of failure associated with your production decision.

5.   We note you had an outdated resource estimate for your Avino property, but did not disclose the resources or provide an updated resource estimate. Please amend your filing and detail the risks for an operating mine without a current reserve or resource estimate. Explain the effect on your mine life and your ability to recapture your initial capital investment.

Ownership, page 18

6.   Please disclose the following information for each of your material properties:

*   The nature your ownership or interest in the property.

*   A description of all interests in your properties, including the terms of all underlying agreements and royalties.

*   Describe the process by which mineral rights are acquired in Mexico and/or Canada and the basis and duration of your mineral rights, surface rights, mining claims or concessions. Please include a discussion of the cost to maintain your claims and/or concessions.

*   Provide an indication of the type of claim or concession such as placer or lode, exploration or exploitation concession.

*   Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

*   Describe the conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

*   Provide the area of your claims, either in hectares or in acres.

   Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

History, page 18

7.   We note you reached the milestone of commercial production as of October 1, 2012. Please disclose in your filing the criteria you used to accomplish this milestone in your amended filing.

Property Description and Location, page 18

8.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property, such that your property can be easily located.

- Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

9.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

10.   We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

11.   We note your disclosure of a silver equivalent grade in this section and elsewhere in your filing. Please amend your filing and disclose the other associated commodities or products, the method you used to calculate this equivalent value, and the associated parameters used to prepare this estimated economic value. This may include your assumed operating costs, metal prices, and metallurgical recoveries.

12.   We note your resources/reserve estimates have not been updated to reflect depletion due to your mining operations. Please disclose your current updated resource/reserves as of your fiscal year end. This may be performed by subtracting your production from the estimated resource/reserves as estimated by your latest technical report rather than preparing a new technical report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact George Schuler at (202) 551-3718 if you have questions regarding engineering and related matters. Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Daniel B. Eng
       Weintraub Tobin Chediak Coleman Grodin